Drammensveien 264 N-0240 Oslo

Jill Davis	Our date: 2007-05-03
Branch Chief	Our contact: Knut Arne Johannessen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Dear Ms. Davis

Re:	Norsk Hydro ASA
Form 20-F for the Year Ended December 31, 2006
Filed March 16, 2007
File No. 1-9159
This is to acknowledge that April 30 we received the Staff’s comment letter dated April 20, 2007 relating to our Form 20-F for the year ended December 31, 2006. We are working on a detailed response together with our accountants and SEC counsel and will respond to the Staff’s comments as soon as practicable.
Yours faithfully,
for Norsk Hydro ASA
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer

Copy:	Mark Wojciechowski Pamela M. Gibson